Filed Pursuant to Rule 424(b)(5)
                                                File No. 333-56051

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 15, 1998)



                                 $160,000,000

                             HRPT Properties Trust
                          6-7/8% Senior Notes due 2002

                               ----------------

     HRPT Properties Trust ("HRP" or the "Company") is a real estate investment trust (a "REIT") which invests in office buildings and healthcare facilities. Proceeds of the 6-7/8% Senior Notes due 2002 (the "Notes") offered hereby will be used to refinance existing indebtedness and for new investments.

     The Notes will mature on August 26, 2002. Interest on the Notes will be payable semi-annually on each February 26 and August 26, commencing February 26, 1999. The Notes will be redeemable at any time, at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount being redeemed, (ii) accrued and unpaid interest to but excluding the redemption date and (iii) a Make-Whole Amount, as defined herein.


                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



================================================================================
                           Price         Underwriting       Proceeds to
                       to Public(1)       Discount(2)       Company(3)
--------------------------------------------------------------------------------
Per Note .........       99.701%            .55%                99.151%
--------------------------------------------------------------------------------
Total ............     $159,521,600        $880,000          $158,641,600
================================================================================

(1) Plus accrued interest, if any, from date of issuance.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at approximately $480,000.

                               ----------------

     The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company ("DTC") in New York, New York on or about August 26, 1998.

                               ----------------

Merrill Lynch & Co.
              Donaldson, Lufkin & Jenrette
                                  Morgan Stanley Dean Witter
                                                            Salomon Smith Barney
                               ----------------

           The date of this Prospectus Supplement is August 21, 1998.

                             HRPT PROPERTIES TRUST


[Photo]
Bridgepoint Square (5 Buildings)
Austin, TX
452,294 Square Feet, Built 1995-97
Major Tenants:
Motorola, Inc.
IBM Corporation
Southwestern Bell


[Photo]
Putnam Place (2 Buildings)
Quincy/Braintree, MA
222,726 Square Feet, Built 1986-88
Major Tenants:
Putnam Investments, Inc.
GMAC


[Photo]
Mellon Bank Center
Philadelphia, PA
1,258,560 Square Feet, Built 1990
Major Tenant:
Mellon Bank


[Photo]
BlueCross BlueShield Building
Eagan, MN
144,654 Square Feet, Built 1986


[Photo]
National Institute of Standards
and Technology
Gaithersburg, MD
137,087 Square Feet, Built 1995





     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. THE UNDERWRITERS MAY ALSO PURCHASE NOTES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY


     The following summary pertaining to the offering of the Notes by the Company (the "Offering") should be read together with the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and the attached Prospectus dated June 15, 1998 (the "Prospectus"). All references to HRP or the Company include consolidated subsidiaries. Unless otherwise noted, the information presented is as of July 31, 1998 and does not include the transactions described in "Recent Developments--Investments--1998 Commitments."


                                  THE COMPANY


     HRP owns 246 properties located in 35 states and the District of Columbia. Sixty-five percent (65%) of the Company's investments, at cost, are in commercial office properties. HRP has a total market capitalization of $3.2 billion, of which over $2.2 billion is equity. Throughout its operating history the Company has maintained a conservative balance sheet:


[PIE CHART]

                              Investment Portfolio
                         (at cost, dollars in millions)

                    Office         Healthcare          Other
                    ------         ----------          -----
                    $1,912           $910              $100
                      65%             32%               3%

[/PIE CHART]


     HRP's ability to service its debt depends upon its receipt of rents from tenants. The Company's largest tenant is the U.S. Government, which leases 28 office buildings acquired by HRP for $446.1 million. The Company's largest commercial tenant is Marriott International, Inc. (an investment grade rated company), which leases 14 retirement communities acquired by HRP for $325.5 million. Almost 76% of HRP's rents come from companies which are themselves investment grade rated or are publicly owned. Over 71% of HRP's revenues come from leases that do not expire before 2003.



                          Conservative Capitalization


                                 Debt as a Percentage of
                                      Total Capital
                                --------------------------
                                 Book Basis   Market Basis
                                ------------ -------------
     Since inception ..........      32.1%        24.6%
     Past 10 years ............      32.1         24.4
     Past 5 years .............      31.1         23.3
     Past year ................      35.1         26.7
     At June 30, 1998 .........      31.8         25.8



             Lease Maturities                                    Tenant Strength
                            Percentage of                                                 Percentage of
Year                       Annual Revenues                      Tenant                   Annual Revenues
----                       ---------------                      ------                   ---------------
     1998 ...............         3.9%        U.S. Government .........................        16.9%
     1999 ...............         4.3         Marriott International ..................         7.8
     2000 ...............         4.0         Other Investment Grade Tenants ..........        24.4
     2001 ...............        10.8         Other Public Tenants ....................        26.8
     2002 ...............         5.4         Private Tenants .........................        24.1
     2003-2008 ..........        34.2
     After 2008 .........        37.4

     Since 1994 HRP's senior debt has been rated investment grade from Moody's Investors Service, Standard & Poor's Ratings Services and Fitch IBCA, Inc. In June 1998 Moody's upgraded the Company's outstanding subordinated convertible debt to investment grade, Baa3. At the same time, Moody's affirmed the Company's senior debt rating at Baa2. Also in June of 1998 Standard & Poor's and Fitch affirmed the Company's senior debt ratings as BBB and BBB+, respectively, and Standard & Poor's senior debt rating was raised to "positive outlook."

                                 THE OFFERING


     All capitalized terms used herein and not defined herein have the meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes, see "Description of the Notes" below and "Description of Debt Securities" contained in the accompanying Prospectus.


 Securities Offered ............. $160,000,000 aggregate principal amount of 6-7/8% Senior Notes due 2002.

 Maturity ....................... The Notes will mature on August 26, 2002 unless previously redeemed.

 Interest Payment Dates ......... Interest on the Notes will be payable semi-annually in arrears on February 26 and August
                                  26 of each year, commencing February 26, 1999.

 Ranking ........................ The Notes will be senior unsecured obligations of the Company, and will rank equally with the Company's other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any subsidiary of the Company.

 Optional Redemption ............ The Notes will be redeemable, at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed,
                                  (ii) accrued and unpaid interest to but excluding the redemption date and (iii) the Make-
                                  Whole Amount.

 Use of Proceeds ................ The net proceeds to the Company of approximately $158.2 million from the sale of the Notes will be used to reduce indebtedness outstanding under the Company's $500 million revolving bank credit facility (the "Bank Credit Facility") and for new investments.

 Limitations on Incurrence        The Notes will contain various covenants including the following:
  of Debt .......................

                                  (1) Neither the Company nor any Subsidiary (as defined) may incur any Debt (as defined) if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis is greater than 60% of the sum ("Adjusted Total Assets") of (i) the Total Assets (as
                                      defined) of the Company and its Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any
                                      Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt. On an as adjusted basis, Debt would have been 30% of Adjusted Total Assets as of June 30,
                                      1998.

                                  (2) Neither the Company nor any Subsidiary may incur any Secured Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of the Company's Adjusted Total Assets. On an as adjusted basis, Secured Debt would have been less than 1% of Adjusted Total Assets as of June 30, 1998.

                                  (3) Neither the Company nor any Subsidiary may incur any Debt, if, after giving effect thereto, the ratio of Consolidated Income Available for Debt Service (as defined)
                                      to the Annual Debt Service (as defined) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x on a pro forma basis after giving effect to certain assumptions. On an as adjusted basis, the Consolidated Income Available for Debt Service would have been 4.4x the Annual Debt Service for the 12 months ended June 30, 1998.

                                  (4) The Company and its Subsidiaries will maintain Total Unencumbered Assets of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt
                                      (as defined) of the Company and its Subsidiaries on a consolidated basis. On an as adjusted basis, Total Unencumbered Assets would have been 335% of the aggregate outstanding principal amount of Unsecured Debt as of June 30, 1998.

           SUMMARY HISTORICAL AND AS ADJUSTED FINANCIAL INFORMATION

     The following table sets forth certain financial information of the Company, which is derived from the audited and unaudited financial statements of the Company incorporated herein by reference, and it should be read in conjunction with those financial statements and the accompanying footnotes. All amounts in the table below are in thousands, except per share amounts.



                                                                                                       Six Months Ended
                                                    Year Ended December 31,                                June 30,
                              ------------------------------------------------------------------- --------------------------
                                  1993         1994          1995          1996          1997         1997          1998
Operating Data:               ------------ ------------ ------------- ------------- ------------- ------------ -------------
 Total revenues                 $ 56,485     $ 86,683     $ 113,322     $ 120,183     $ 208,863     $ 88,391     $ 155,243
 Net income (1)                   33,417       49,919        64,236        73,254       114,000       47,257        65,192
 Dividends (2)                    44,869       76,317        83,954        94,299       144,271       71,114        90,365
Per Share:
 Net income (basic and
   diluted) (1)                 $    .97     $    .95     $    1.08     $    1.11     $    1.24     $   0.55     $    0.60
 Dividends (2)                      1.30         1.33          1.38          1.42          1.46         0.72          0.76
 Average shares outstanding       34,407       52,738        59,227        66,255        92,168       85,388       107,994
Other Data:
 Funds From Operations (3)      $ 46,566     $ 71,851     $  84,638     $  99,106     $ 146,312     $ 65,141     $  95,068
 FFO per basic share                1.35         1.36          1.43          1.50          1.59         0.76          0.88
 FFO per diluted share              1.35         1.36          1.43          1.49          1.57         0.75          0.86
 Ratio of earnings to Fixed
   Charges (4)                       6.8x         6.7x          3.4x          4.3x          3.9x         3.8x          3.2x


                                                           December 31,                                    June 30, 1998
                                 ----------------------------------------------------------------- -----------------------------
                                     1993        1994         1995          1996          1997         Actual     As Adjusted(5)
Balance Sheet Data:              ----------- ----------- ------------- ------------- ------------- ------------- ---------------
 Real estate investments, cost    $542,092    $806,560    $1,019,477    $1,259,006    $2,184,445    $2,862,374      $2,862,374
 Real estate investments, net      507,123     766,990       963,622     1,182,085     2,072,776     2,725,126       2,725,126
 Total assets                      527,662     840,206       999,677     1,229,522     2,135,963     2,804,342       2,833,864
 Total borrowings                   73,000     216,513       269,759       492,175       787,879       860,282         889,804
 Total shareholders' equity        441,135     602,039       685,592       708,048     1,266,260     1,848,193       1,848,193

---------
(1) Includes, as an extraordinary charge, the write-off of deferred finance charges resulting from prepayment of debt of $4.3 million ($.13 per share), $2.0 million ($.04 per share), $3.9 million ($.06 per share), $1.1 million ($.01 per share) and $2.1 million ($.02 per share) for the years 1993, 1994, 1996, 1997 and the six months ended June 30, 1998, respectively. Includes gain on sale of properties of $4.0 million ($.08 per share), $2.5 million ($.04 per share) and $2.9 million ($.03 per share), in 1994, 1995 and 1997, respectively, and a provision for loss on sale of properties of $10.0 million ($.19 per share) in 1994.

(2) Amounts represent dividends declared with respect to the periods shown.

(3) The Company's "Funds From Operations" ("FFO") represents net income (computed in accordance with generally accepted accounting principles ("GAAP")), before gain or loss on sale of properties and extraordinary items, depreciation and other non-cash items and includes HRP's pro rata share of the FFO of Hospitality Properties Trust ("HPT"), a former subsidiary of the Company, which is now a separate publicly traded REIT in which the Company maintains a minority equity interest. Management considers FFO to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs. FFO does not represent cash flow from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.

(4) These ratios were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before taxes, extraordinary items and gain or loss on the disposition of real property. Fixed charges consist of interest costs and amortization of deferred financing costs.

(5) Adjusted to give effect to this Offering and the expected application of the proceeds thereof to reduce borrowings under the Bank Credit Facility.

                              RECENT DEVELOPMENTS


     From January 1, 1998 through July 31, 1998 HRP engaged in the following significant activities:


Investments

     1998 Investments. Between January 1, 1998 and July 31, 1998 HRP purchased 35 office properties with 5.4 million square feet for total consideration of $758.9 million:


Location                                     Major Tenants                      Investment  Square Feet
-----------------------------                -------------                      ----------  ------------
Individual Investments Over $20 Million                                         (000's)
Philadelphia, PA                             Mellon Bank, FMC Corporation      $  247,527   1,258,560
Philadelphia, PA                             PNC Bank                             115,408     825,374
Washington, D.C.                             Inter-American Development Bank       59,729     187,832
Wilmington, DE                               Chase Manhattan Bank                  42,250     256,924
Rockville, MD                                US Food and Drug Administration       32,509     187,616
Quincy, MA (2 buildings)                     Putnam Investments, Inc.              31,869     222,726

Other Investments
Austin, TX metro area                        Three buildings                       27,283     235,239
Boston, MA metro area                        Two buildings                         15,642     138,111
Minneapolis, MN metro area                   Three buildings                       38,580     511,994
Orlando, FL metro area                       Three buildings                       10,229      46,323
Philadelphia, PA metro area                  Four buildings                        24,892     198,019
Pittsburgh, PA metro area                    Two buildings                         18,151     307,414
Other locations                              Eleven buildings                      94,842   1,053,238


  1998 Commitments. As of July 31, 1998 HRP had entered into purchase agreements with respect to 12 properties for total consideration of $199.9 million. In addition, in the normal course of its business the Company regularly issues letters of intent or engages in negotiations to purchase new properties and to lease existing or new properties. All of the pending transactions are subject to various contingencies typical of commercial real estate transactions, and no assurances can be provided as to when or if these properties will be acquired.


Financing

     Common Stock. During February and March 1998 HRP sold 6,977,575 shares to four unit investment trusts sponsored by various investment banks. In June 1998 HRP sold 25 million shares in an underwritten public offering. The net proceeds of these offerings of $580.3 million were used to repay outstanding amounts under the Bank Credit Facility and for new investments.

     Unsecured Term Debt. During February 1998 HRP issued $100 million of unsecured 6.70% Notes due 2005 and $50 million of unsecured Remarketed Reset Notes due 2007. The Remarketed Reset Notes currently require interest at 6.3% per annum, but this interest rate and other terms are subject to change in July 1999. The $148.9 million net proceeds of these offerings were used to repay outstanding amounts under the Bank Credit Facility and for new investments.

     Bank Credit Facility. The Bank Credit Facility is used for interim acquisition funding and for working capital until equity or long term debt is raised. At January 1, 1998 the Bank Credit Facility permitted borrowings up to $450 million and was scheduled to mature in 2001. In April 1998 the Bank Credit Facility was amended to permit borrowings up to $500 million and to extend the maturity to 2002.


Other Matters

     Ratings Agencies. In June 1998 Moody's Investors Service, Inc. upgraded the Company's outstanding subordinated convertible debt to investment grade, Baa3. At the same time, Moody's affirmed the Company's senior debt rating at Baa2. Also in June of 1998 Standard & Poor's Ratings Services and Fitch IBCA, Inc. affirmed the Company's senior debt ratings as BBB and BBB+, respectively, and Standard & Poor's senior debt rating was raised to "positive outlook."

     Change of Name. On July 1, 1998 the Company's name changed from "Health and Retirement Properties Trust" to "HRPT Properties Trust." This name change is intended to call attention to the fact that the Company invests in commercial office properties as well as health care related real estate.

     New Trustee. On June 16, 1998 Mr. Patrick F. Donelan was elected a Trustee of the Company. Mr. Donelan filled a vacancy created by the death of Mr. Ralph
J. Watts. Mr. Donelan is currently Executive Vice President of Dresdner Kleinworth Benson North America LLC of New York, a subsidiary of Dresdner Bank AG of Germany.


                                CAPITALIZATION


     The following table shows the capitalization of the Company as of June 30, 1998 and on an as adjusted basis to give effect to the completion of this Offering and the application of the proceeds thereof.

                                                                              June 30, 1998
                                                                              -------------
                                                                          (dollars in thousands)
                                                                                            As
                                                                          Actual         Adjusted
                                                                          ------         --------
Bank Credit Facility ..............................................    $  130,000       $       --
Mortgage debt payable .............................................        25,561           25,561
Senior notes payable, net .........................................       499,858          659,380
7.25% Convertible Subordinated Debentures due 2001 ................        40,000           40,000
7.5% Convertible Subordinated Debentures due 2003 .................       164,863          164,863
                                                                       ----------       ----------
   Total indebtedness .............................................       860,282          889,804
Shareholders' equity:
 Preferred Shares of Beneficial Interest, par value $.01 per share;
   50,000,000 authorized, none issued .............................            --               --
 Common Shares of Beneficial Interest, par value $.01 per share;
   150,000,000 shares authorized; 131,533,678 shares issued and
   outstanding ....................................................         1,315            1,315
 Additional paid-in capital .......................................     1,964,627        1,964,627
 Cumulative net income ............................................       485,490          485,490
 Dividends ........................................................      (603,239)        (603,239)
                                                                       ----------       ----------
  Total shareholders' equity ......................................     1,848,193        1,848,193
                                                                       ----------       ----------
Total capitalization ..............................................    $2,708,475       $2,737,997
                                                                       ==========       ==========

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering are estimated to be approximately $158.2 million. The net proceeds from this Offering will be used to repay amounts outstanding under the Company's Bank Credit Facility. New borrowings under the Bank Credit Facility will be used to fund the acquisitions listed in "Recent Developments--Investments--1998 Commitments" and for general business purposes. Outstanding amounts under the Company's Bank Credit Facility bear interest, at the Company's option, at LIBOR plus 75 basis points or prime, and the Bank Credit Facility expires in 2002. At July 31, 1998 the interest rate applicable to the Bank Credit Facility was 6.4% per annum.


                                  THE COMPANY

     The Company is one of the largest publicly traded REITs in the United States with a total market capitalization of $3.2 billion, of which over $2.2 billion is equity. The Company has investments in 246 properties located in 35 states and the District of Columbia. The Company principally invests in office buildings and healthcare facilities. In addition, 3% of the Company's assets, at cost, is an equity investment in HPT, a NYSE listed REIT formed by the Company. The principal executive offices of the Company are located at 400 Centre Street, Newton, Massachusetts 02458; and its telephone number is (617) 332-3990.

Commercial Office Properties

     The Company began to invest in multi-tenant medical office buildings in the early 1990s. After the acquisition of a portfolio of 28 properties leased to the U.S. Government, the Company developed the infrastructure to acquire and manage office buildings on a nationwide basis. The Company believes that certain current business trends have created favorable investment opportunities for commercial office properties: institutional investors have begun disposing of their direct ownership of properties and investing in more liquid real estate securities; purchasers of distressed properties in the early 1990s are now divesting their improved assets; and many businesses are selling their owned real estate to invest proceeds in core activities. Although there are other REITs and companies that specialize in acquiring and owning commercial office properties, the Company believes that these trends will afford it numerous investment opportunities at attractive prices for several years. Moreover, unlike most REITs that focus exclusively upon commercial office properties, the Company's focus to date has been upon stabilized office properties, with long term leases to strong credit tenants rather than properties that afford immediate turnaround potential because of vacancies or short term leases.


Government Office Properties

     Most U.S. Government office space requirements are managed by the General Services Administration ("GSA"). Most large GSA leases are written for initial terms of 10 to 20 years plus tenant renewal options totaling an additional 5 to 20 years. Many GSA leases, including leases for some of the Company's properties, permit the Government to terminate the lease by notice given any time after a so-called "firm term." The weighted average remaining firm term for the Government office properties owned by the Company is approximately seven years. From 1980 to September 1996 the amount of space leased by the GSA increased from 139 million square feet to 146 million square feet. This increase in U.S. Government leased space occurred despite a declining civilian government work force, as federal civilian employment decreased approximately 9% from 2.2 million employees in 1980 to 2.0 million employees in 1995. The Company believes that the GSA's long term demand for leased space will continue to be strong as a result of federal budget pressure to limit capital expenditures and the need to use funds available for capital expenditures to modernize the GSA inventory of owned buildings, over half of which exceed 50 years of age. Based upon the Government's investments in tenant improvements to the Company's properties, the high cost of relocation and the stability of the missions and space requirements of the Government agencies that occupy these properties, the Company believes that there is a high probability of GSA lease renewals for its properties through their renewal options, and in many cases beyond those periods. Moreover, because of the locations of many of these properties and the high standards to which they have been developed, the Company believes it may be able to lease or sell most of these properties to commercial users in the event the Government terminates or fails to renew a lease.


Healthcare Properties

     The population of the United States is aging. According to information from the U.S. Census Bureau, the segment of the U.S. population age 65 and over is increasing and is expected to increase sharply through the year 2020. The Company believes that the demand for services provided at retirement communities, assisted living centers and nursing homes should increase as the population ages. Certain recent federal and state legislation seeks to limit the amount of growth in government expenditures for Medicare and Medicaid. These limitations may adversely affect the profitability of healthcare operating companies and might, in certain circumstances, affect their ability to pay rent or service debt. These government funding limitations will likely also make it less profitable to construct new healthcare facilities and this may increase the value of existing facilities. The Company believes that the net effect of these demographic and legislative changes will be to make it less profitable to provide services and facilities for government funded patients and more profitable to provide services and facilities for non-government funded patients. The Company intends to respond to these changes in three ways:
(i) by focusing new investments in healthcare properties that are not directly dependent upon a high percentage of Medicaid or Medicare revenues, including retirement housing, assisted living facilities, medical office buildings and nursing homes with a high percentage of private pay revenues; (ii) by encouraging and making funding available to the operators of the Company's properties to improve these properties in order to attract a greater amount of non-government revenues and (iii) whenever possible, by making new investments in properties leased to well capitalized operators.

Equity Investment in HPT

     The Company has invested $100 million and owns 4,000,000 common shares of beneficial interest of HPT, which constitute 9.3% of the total HPT shares outstanding. HPT is a REIT in the business of owning hotels and leasing them to independent hotel operating companies. HPT was organized by the Company in February 1995 as an outgrowth of the Company's relationship with Host Marriott Corporation and Marriott International, Inc. ("Marriott"), which arose from the Company's previous investment in retirement communities leased to Marriott. In August 1995 HPT completed an initial public offering of shares and on August 10, 1998 had a total equity market capitalization of $1.2 billion. HPT currently owns or has commitments to purchase 167 hotels, which are located in 35 states and contain 22,367 rooms. The Company receives dividends on its HPT shares at the current annual rate of $2.60 per share. The Company's financial reports include its share of HPT's operating results under the equity method of accounting. HPT shares are listed on the NYSE, and on August 10, 1998 the last reported sale price for HPT shares was $28-7/8 per share.


                               INVESTMENT POLICY

     In order to benefit from potential property appreciation, the Company prefers to own and lease properties rather than make mortgage investments. Approximately 97.1% of the Company's investments are in owned properties.

[PIE CHART]

                         Type of Investment
                        (dollars in millions)

                     Owned*              Mortgages
                     ------              ---------
                     $2,838                $84
                       97%                  3%

[/PIE CHART]

----------
* Owned properties include the Company's equity investment in HPT. HPT owns all of its hotels.


                               FINANCING POLICY

     The Company considers equity offerings when, in the Company's judgment, doing so will improve the Company's capital structure, while not materially adversely affecting the market value of its shares or impeding the Company's ability to increase regularly its per share dividend rate. In addition to the use of equity, the Company utilizes short term and long term borrowings to finance investments and to pay operating expenses. The Company's current unsecured senior indebtedness has been rated investment grade by Standard & Poor's Ratings Services (BBB), Moody's Investors Service, Inc. (Baa2) and Fitch IBCA, Inc. (BBB+). When variable rate debt is used, the Company may purchase interest rate futures contracts to hedge against changes in interest rates. The Company's borrowing guidelines established in the Bank Credit Facility and by its Board of Trustees prohibit the Company from maintaining a debt to book capitalization ratio of greater than .50 to 1, except in certain limited circumstances. On June 30, 1998 the Company's debt to book capitalization ratio was .32 to 1. After completion of the Offering and the application of the proceeds thereof, the Company's as adjusted debt to book capitalization ratio will be approximately .32 to 1. As of June 30, 1998 approximately $204.9 million of the Company's total debt outstanding was represented by subordinated convertible debentures, convertible into shares at $18.00 per share. Upon conversion of these debentures and completion of this Offering, the Company's as adjusted debt to book capitalization ratio would be approximately .25 to 1. The Company may in the future choose to modify its debt to book capitalization guidelines. There can be no assurance that any debentures will be converted or that equity or debt capital will be available in the future on reasonable terms to fund the Company's operations or growth.

                               LEASE EXPIRATIONS

     The following table sets forth the percentage of the Company's annual revenues from investments represented by leases and mortgages that expire or mature in the years 1998 through 2007 and thereafter.


                                        As Adjusted         Percentage of
Year                                 Annual Revenues(1)    Annual Revenues
---                                  ------------------   ----------------
                                   (dollars in thousands)
1998 ............................         $ 15,165                3.9%
1999 ............................           16,738                4.3
2000 ............................           15,869                4.0
2001 ............................           42,230               10.8
2002 ............................           21,181                5.4
2003 ............................           32,753                8.3
2004 ............................           18,425                4.7
2005 ............................           27,665                7.0
2006 ............................           38,783                9.9
2007 and thereafter (2) .........          164,016               41.7
                                          --------              -----
Totals: .........................         $392,825              100.0%
                                          ========              =====

----------

(1) As adjusted annual revenues are for the period ended July 31, 1998 and assume all acquisitions described in "Recent Developments-- Investments--1998 Investments" occurred on January 1, 1997. Most of the Company's commercial office properties and properties leased to the U.S. Government are leased on a gross or modified gross lease basis. Most of the Company's healthcare properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the commercial office and government office properties are not necessarily indicative of the net operating income from those properties, and the revenues and percentage of total revenues are not necessarily indicative of the net operating income or FFO likely to be realized by the Company.

(2) Includes the Company's pro rata share of revenues of HPT. All of HPT's leases expire after 2007. The Company reports income and FFO derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT's revenues included above is an appropriate means to reflect the lease expirations in the Company's current investment portfolio.


                                  THE TENANTS

     The Company's financial condition depends, in large part, upon the financial condition of its tenants. The Company's two largest tenants are the U.S. Government and Marriott. Approximately 49.1% of the Company's annual revenues are derived from tenants whose unsecured obligations are rated investment grade. Another 26.8% of the Company's annual revenues come from other public companies that are not investment grade rated but for whom credit evaluation information is readily available.


                                                                Percentage of
                                                                 As Adjusted
Tenant                                                        Annual Revenues(1)
------                                                       -------------------
U.S. Government ............................................         16.9%
Marriott ...................................................          7.8
Other Investment Grade Tenants .............................         24.4
Other Public Owned Tenants (2) .............................         26.8
                                                                    -----
Subtotal Investment Grade and Other Public Tenants .........         75.9
Other Tenants ..............................................         24.1
                                                                    -----
Totals: ....................................................        100.0%
                                                                    =====

----------

(1) As adjusted annual revenues are for the period ended July 31, 1998 and assume all acquisitions described in "Recent Developments-- Investments--1998 Investments" occurred on January 1, 1997. Most of the Company's commercial office properties and properties leased to the U.S. Government are leased on a gross or modified gross lease basis. Most of the Company's healthcare properties are leased on a net lease basis. Accordingly, the revenues received by the Company from the commercial office and government office properties are not necessarily indicative of the net operating income from those properties, and the revenues and percentage of total revenues are not necessarily indicative of the net operating income or FFO likely to be realized by the Company.

(2) Includes the Company's $100 million investment in HPT and the Company's pro rata share of HPT's revenues. HPT is itself investment grade rated by Standard & Poor's Ratings Services (BBB-) and by Moody's Investors
    Service, Inc. (Baa3). However, the Company's investment in HPT is an equity investment and not a debt obligation of HPT. The Company reports income and FFO derived from its investment in HPT using the equity method of accounting. The Company believes its pro rata share of HPT's revenues should be included in its percentage of revenues derived from publicly owned companies as 100% of HPT's hotels are currently operated by affiliates of publicly owned companies.

     U.S. Government. Most of the Company's U.S. Government leases were undertaken by the GSA and assigned to other Government agencies including the U.S. Department of Veterans Affairs, the Internal Revenue Service, the U.S. Department of Agriculture, the National Institute of Standards and Technology, U.S. Defense Information Systems, and the U.S. Department of Energy. All of these leases are general obligations of the U.S. Government.

     Marriott International. Marriott is a NYSE-listed company with an equity market capitalization on August 10, 1998 of $8.3 billion. In addition to its retirement housing and assisted living properties, some of which are leased from the Company, Marriott owns and operates hotels and other businesses on a worldwide basis and has announced annual revenues of approximately $10.2 billion. Marriott has unconditionally guaranteed its lease obligations to the Company. Marriott's senior credit obligations are rated investment grade by Standard & Poor's Ratings Services (BBB) and Moody's Investors Service, Inc.
(Baa2).

     Investment Grade Tenants. The Company leases office space to the following investment grade companies or their subsidiaries: Goldman Sachs & Co., New York Life Insurance Company, Ford Motor Credit Corp., Northern Telecom Ltd., SmithKline Beecham Corporation, Merck & Co., Inc., Aetna Inc., PNC Bank Corp., FMC Corporation, Druck Corporation, AT&T Corp., IBM Corp., Motorola, Inc., FedEx Incorporated, Legg Mason Wood Walker Incorporated, Merrill Lynch & Co., USF&G Corporation, SBC Communications, Inc., Hoechst AG, Schering-Plough Corporation, Marsh McLennan, Inc., Bell Atlantic Corporation, Mellon Bank Corporation, The Chase Manhattan Corporation, Mobil Corporation, General Electric Capital Corporation, The Reynolds & Reynolds Company, Sprint Corporation, Oracle Corporation, CIGNA Corporation, Eastman Kodak Corporation, Pitney Bowes, Inc., Staples, Inc. and HEALTHSOUTH Corporation. Certain of the Company's properties are leased to not-for-profit entities that are investment grade rated: two medical clinic buildings and a headquarters office building in Mid-Town Manhattan are leased to Health Insurance Plan of Greater New York, a not-for-profit health maintenance organization; medical office buildings in Boston, Massachusetts and Aurora, Colorado are principally leased to affiliates of Boston's Beth Israel Hospital, Boston's Children's Medical Center, Harvard Pilgrim Healthcare (a Boston area not-for-profit health maintenance organization), and Columbia HealthOne LLC (a joint venture between Columbia/HCA Healthcare Corporation and HealthOne, Inc., a not-for-profit healthcare system); and Cedars Sinai Medical Center, a not-for-profit hospital based in Los Angeles, is the largest tenant in two medical office buildings and garages attached to that hospital that are owned by the Company.

     Other Public Company Tenants. The Company also leases to the following publicly owned tenants or their subsidiaries: Paragon Health Network, Inc., Brookdale Living Communities, Inc., Sun Healthcare Group, Inc., Genesis Health Ventures, Inc., ARV Assisted Living Inc., Integrated Health Services, Inc., Alliance Pharmaceutical Corp., Corvas International, Inc., Neurocrine Biosciences, Inc., Laboratory Corp. of America Holdings, IBAH Inc., CytoTherapeutics, Inc., Apollo Group, Advanced Micro Devices, Inc., Concentra Managed Care, Inc., Danka Business Systems plc, Focal, Inc., MedPartners, Inc., National Instrument Corporation, NCQ Corp., Inc., Ohio Casualty Corporation, Paychex, Inc., PSW Technologies, Inc., Quest Diagnostics Incorporated, Silicon Graphics, Inc., Sun Microsystems, Inc., United Healthcare Corporation, Westinghouse Electric Corporation, Ethnic Broadcasting Inc., Commerce Clearing House, Inc., Owens & Minor, Inc., Paging Network, Inc. and Unilab Corp.

     Other Tenants. The Company's other tenants include over 400 private company tenants in commercial office buildings and 30 private healthcare tenants.

                           DESCRIPTION OF THE NOTES


     The Notes are to be issued under an Indenture dated as of July 9, 1997 and a Supplemental Indenture dated as of August 26, 1998 (collectively, the "Indenture"), between the Company and State Street Bank and Trust Company (the "Trustee"). The Indenture has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference herein and is available for inspection at the corporate trust office of the Trustee at Two International Place, Boston, Massachusetts 02110. The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Notes. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.


General

     The Notes will be limited to an aggregate principal amount of $160,000,000 and will mature, unless previously redeemed, on August 26, 2002. The Notes will be senior unsecured obligations of the Company and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries (as defined below). Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly held properties.

     As of June 30, 1998 on an adjusted basis after giving effect to the issuance of the Notes offered hereby, the application of the proceeds therefrom, the total outstanding indebtedness of the Company and its Subsidiaries (including net borrowings made for acquisitions during the period of January 1, 1998 through June 30, 1998 under the Bank Credit Facility) was approximately $889.8 million, of which approximately 97% was unsecured, and the indebtedness of the Company's Subsidiaries was $25.6 million. In addition, the Company's Subsidiaries (with certain exceptions) are guarantors of the Company's Bank Credit Facility. The Bank Credit Facility is currently an unsecured revolving credit facility in the amount of $500 million. The Company and its Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

     Except as described under "--Merger, Consolidation or Sale" and "--Certain Covenants" below, the Indenture does not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company or any Affiliate of the Company,
(ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale" and "--Certain Covenants" below, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes. The Company and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Company.


Interest

     Interest on the Notes will accrue at the rate of 67/8% per annum. Interest on the Notes will be payable semi-annually in arrears on February 26 and August 26, commencing on February 26, 1999 (each, an "Interest Payment Date"). The interest so payable will be paid to the person (the "Holder") in whose name the applicable Note is registered at the close of business on the date (whether or not a Business Day) 15 calendar days preceding the applicable Interest Payment Date (each, a "Regular Record Date"). Interest on the Notes will accrue from the most recent date to which the interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the corporate trust office of the Trustee, initially at Two International Place, Boston, Massachusetts 02110, or, at the option of the Company, payment of interest may be made by check mailed to the Holders of Notes at their addresses set forth in the register of Holders of Notes.

Optional Redemption of Notes

     The Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to but excluding the applicable redemption date, plus the Make-Whole Amount.

     The Company is not required to make sinking fund or redemption payments with respect to the Notes.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" means a rate per annum equal to the sum of .25% (twenty-five one hundredths of one percent) plus the yield on treasury securities at constant maturity under the heading "Week Ending" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H. 15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then any publicly available source of similar market data which shall be designated by the Company.


Certain Covenants

     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K, or the Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Secured Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

     In addition to the foregoing limitations on the Incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt repaid under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such as adjusted calculation.

     Maintenance of Total Unencumbered Assets. The Company and its Subsidiaries will maintain Total Unencumbered Assets (as defined below) of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of the Company and its Subsidiaries on a consolidated basis.

     As used herein:

     "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Annual Debt Service" as of any date means the maximum amount which is expended in any 12-month period for interest on Debt of the Company and its Subsidiaries.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount and deferred financing costs, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

     "Debt" of the Company or any Subsidiary means, without duplication, any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any encumbrance existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of the Company or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the stated maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, as reflected in the financial statements of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Secured Debt" means Debt secured by any mortgage, lien, charge, pledge or security interest of any kind.

     "Subsidiary" means any corporation or other entity of which a majority of
(i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by the Company or one or more other Subsidiaries of the Company. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Company.


Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of (and premium or Make-Whole Amount, if any) and any interest on all of the Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture to be performed by the Company; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee.


Events of Default, Notice and Waiver

     The Indenture provides that the following events are "Events of Default" with respect to the Notes: (i) default for 30 days in the payment of any installment of interest payable on any Note when due and payable; (ii) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Note when due and payable; (iii) default in the performance, or breach, of any covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities (as defined) other than the Notes), which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 10 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture; or (v) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property. "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (within the meaning of Regulation S-X, promulgated under the Securities Act) of the Company.

     See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying Prospectus for a description of rights, remedies and other matters relating to Events of Default.


Discharge, Defeasance and Covenant Defeasance

     The provisions of the Indenture relating to defeasance and covenant defeasance described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.


Book-Entry System and Form of Note

     The Notes will be issued in the form of a single fully registered global security without coupons ("Global Note") which will be deposited with, or on behalf of, DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     DTC has advised the Company of the following information regarding DTC:
DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that persons having accounts with DTC deposit with DTC (its "Participants"). DTC also facilitates the clearance and settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry charges in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     The Company expects that, pursuant to procedures established by DTC, ownership of the beneficial interests in the Notes evidenced by the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Note.

     So long as DTC or its nominee is the registered owner of such Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as described below, owners of beneficial interest in Notes evidenced by a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Beneficial owners of Notes evidenced by a Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practice, if it requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of, any premium or Make-Whole Amount and any interest on individual Notes represented by a Global Note registered in the name of the holder of the Global Note or its nominee will be made by the Trustee to or at the direction of the holder of the Global Note or its nominee, as the case may be, as the registered owner of the Global Note under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose name Notes, including a Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium or Make-Whole Amount and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants. Redemption notices with respect to any Notes will be sent to the holder of the Global Note. If less than all of the Notes are to be redeemed, the Company expects the holder of the Global Note to determine the amount of interest of each Participant in such Notes to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes.

     Neither the Company nor the Trustee will be liable for any delay by the holder of a Global Note or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Note or DTC for all purposes.

     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Note representing such Notes. In addition, the Company may at any time and in its sole discretion, subject to certain limitations set forth in the Indenture, determine not to have any of such Notes represented by one or more Global Notes and in such event will issue individual Notes in exchange for the Global Note or Notes representing such

Notes. Individual Notes so issued will be issued in denominations of $1,000 and integral multiples thereof. Same-Day Settlement and Payment Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     The Notes will trade in DTC's Same-Day Funds Settlement system until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (or other entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless otherwise provided by Treasury Regulations), (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (or certain electing trusts in existence on August 20, 1996 to the extent provided in Treasury Regulations), or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.


The Notes

     For United States Federal income tax purposes, each Note will be treated as indebtedness issued by the Company.


U.S. Holders

     Interest. Interest on a Note will generally be includible in the gross income of a U.S. Holder as ordinary interest income at the time the interest is received or when it accrues in accordance with the U.S. Holder's regular method of tax accounting. Such interest will be treated as U.S. source income for U.S. Federal income tax purposes.

     Disposition. A U.S. Holder will recognize taxable gain or loss on the sale, exchange, redemption, retirement or other disposition of a Note in an amount equal to the difference between the amount realized from such disposition (other than amounts attributable to accrued interest which would otherwise be taxable as ordinary interest income) and the U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition; preferential rates of tax may apply to gains recognized upon the disposition of Notes held for more than one year.

     Gain or Income Received by a Foreign Corporation. A foreign corporation whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular U.S. income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules).


Non-U.S. Holders

     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium, if any, or interest on a Note, or on any gain upon disposition or retirement of a Note, if (i) such non-U.S. Holder does not own 10% or more of the shares of beneficial interest of the Company and (ii) the last United States payor in the chain of payment (the "Withholding Agent") has received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement signed by the beneficial owner of the Note under penalties of perjury certifying that such owner is not a U.S. Holder and providing the name and address of the beneficial owner. The statement may be made on an Internal Revenue Service ("IRS") Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. Interest received or gain recognized by a non-U.S. Holder which does not qualify for exemption from taxation will be subject to United States Federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by applicable tax treaty.

     Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on interest paid to a non-U.S. Holder of a Note. Under recent administrative guidance, the New Regulations are generally effective with respect to interest paid after December 31, 1999. Withholding will generally be excused under the New Regulations if the non-U.S. Holder owns less than 10% of the shares of beneficial interest of the Company and if such non-U.S. Holder executes a necessary IRS Form W-8. Moreover, under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. Holder generally will be required to provide an IRS Form W-8 certifying such non-U.S. Holder's entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to non-U.S. Holders and, among other things, provide certain presumptions under which a non-U.S. Holder is subject to backup withholding and information reporting until certification of non-U.S. status is received from such non-U.S. Holder. The foregoing is not intended to be a complete discussion of the New Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect of the New Regulations on an investment in the Notes.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual owns directly or indirectly 10% or more of the shares of beneficial interest of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.


Backup Withholding

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note by (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Notes set forth below opposite their respective names.


                                                                   Principal
                                                                     Amount
Underwriter                                                         of Notes
-----------                                                         --------
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated ...........................................    $112,000,000
Donaldson, Lufkin & Jenrette Securities Corporation .........      16,000,000
Morgan Stanley & Co. Incorporated ...........................      16,000,000
Salomon Brothers Inc ........................................      16,000,000
                                                                 ------------
     Total ..................................................    $160,000,000
                                                                 ============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .325% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all the Notes if any are taken.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but they are not obligated to do so and such market making may be interrupted or discontinued without notice. No assurance can be given about the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Notes. Pursuant to an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the Offering, i.e., if they sell more Notes than set forth on the cover page of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriters make any representations that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, the Underwriters have performed, and in the future may perform, investment banking services for the Company and its affiliates.


                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and for the Underwriters by Brown & Wood LLP, New York, New York. Sullivan & Worcester LLP and Brown & Wood LLP will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of HRPT Advisors, Inc. and REIT Management & Research, Inc. and a director and/or significant shareholder of certain lessees of the Company. Sullivan & Worcester LLP represents HPT, the other entities referred to above, such lessees and certain of their affiliates on various matters.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Current Reports on Form 8-K dated July 1, 1998 and August 12, 1998 and (ii) the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 1998. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically requested or such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, MA 02458, Attention:
Investor Relations, telephone (617) 332-3990.


                          FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.
                             ---------------------
     THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HRPT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                             HRPT PROPERTIES TRUST

[Photo]
Marriott International, Inc.
Stratford Court of Boca Raton
Boca Raton, FL
349 Senior Living Units, Built 1994


[Photo]
Brookdale Living Communities, Inc.
The Hallmark
Chicago, IL
341 Senior Living Units, Built 1990


[Photo]
Torrey Pines Science Center (3 Buildings)
San Diego, CA
163,057 Square Feet, Built 1985/86
Major Tenants:
Alliance Pharmaceutical Corporation
Neurocrine Biosciences Incorporated
Corvas International Incorporated
Canji, Inc.


[Photo]
1600 Market Street
Philadelphia, PA
825,374 Square Feet, Built 1983
Major Tenant:
PNC Bank


[Photo]
Cedars-Sinai Medical Office
Towers and Garages (4 Buildings)
Los Angeles, CA
330,715 Square Feet, Built 1978-79
Major Tenant:
Cedars-Sinai Medical Center

================================================================================
  No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement and Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or solicitation of an offer to buy, Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                       ---------------------------------

                               TABLE OF CONTENTS

                                                           Page
                                                           ----
                         Prospectus Supplement
Prospectus Supplement Summary ..........................   S-3
Recent Developments ....................................   S-6
Capitalization .........................................   S-7
Use of Proceeds ........................................   S-7
The Company ............................................   S-7
Investment Policy ......................................   S-9
Financing Policy .......................................   S-9
Lease Expirations ......................................   S-10
The Tenants ............................................   S-10
Description of the Notes ...............................   S-12
Certain Federal Income Tax Considerations ..............   S-18
Underwriting ...........................................   S-21
Legal Matters ..........................................   S-21
Incorporation of Certain Information
   by Reference ........................................   S-22
Forward Looking Statements .............................   S-22
                                 Prospectus
Available Information ..................................    (ii)
Incorporation of Certain Documents
   by Reference ........................................    (ii)
The Company ............................................      1
Use of Proceeds ........................................      1
Ratio of Earnings to Fixed Changes .....................      1
Description of Debt Securities .........................      1
Description of Shares ..................................     10
Description of Preferred Shares ........................     11
Description of Depositary Shares .......................     17
Description of Warrants ................................     19
Description of Convertible Subordinated
   Debentures ..........................................     20
Limitation of Liability; Shareholder Liability .........     20
Redemption; Business Combinations and
   Control Share Acquisitions ..........................     21
Plan of Distribution ...................................     24
Legal Matters ..........................................     25
Experts ................................................     25

                                 $160,000,000






                                     HRPT
                               Properties Trust




                               6-7/8% Senior Notes
                                   due 2002





                            ------------------------
                              PROSPECTUS SUPPLEMENT
                            -------------------------

                              Merrill Lynch & Co.

                          Donaldson, Lufkin & Jenrette

                           Morgan Stanley Dean Witter

                              Salomon Smith Barney

                                August 21, 1998

================================================================================